April 18, 2019




Patrick W. Galley
President
RiverNorth Opportunistic Municipal Income Fund II
325 North LaSalle Street, Suite 645
Chicago, IL 60654

       Re:     RiverNorth Opportunistic Municipal Income Fund II
               Form N-2
               Filed March 20, 2019
               File Nos. 333-230421; 811-23434

Dear Mr. Galley:

       We have reviewed the Fund's registration statement and have the following comments.
In some of our comments, we may ask the Fund to provide us with information so we may better understand the Trust's disclosure.

       Please respond to this letter by amending the registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the registration statement and the information the
Trust provides in response to these comments, we may have additional comments.

General

   1. Prior to effectiveness, please have a FINRA representative contact us to confirm its review and approval of the underwriting terms.

   2. We note your investment strategy includes allocating between 25% and 50% of your managed assets to closed end funds. With a view to disclosure later in your prospectus, please explain how you will comply with Section 12(d) of the Investment Company Act with respect to these investments.
 Patrick W. Galley
RiverNorth Opportunistic Municipal Income Fund II
April 18, 2019
Page 2

Prospectus Cover Page

   3. In Release No. 33-10506 the Commission adopted new rule 30e-3 (Enabling Optional
      Internet Availability of Shareholder Reports) and amended certain form requirements.
      Please review the Release and Item 1.1.l to Form N-2 and revise, if appropriate.

   4. Items 1 and 2 of Form N-2 set out the disclosure requirements for prospectus cover pages and permit you to "include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information." You have five pages of
      `cover pages' that includes detailed information   such as "Limited Term
and Eligible
      Tender Offer" that is repeated in the Summary and is not traditionally considered cover page material. Please revise as appropriate.

   5. Please name the underwriters in a pre-effective amendment as early in the process as practicable.

Prospectus Summary

   6. The General Instructions to Form N-2 state that the purpose of the prospectus is to provide essential information in a way that helps investors make informed decisions. The General
      Instructions further require the prospectus to be clear, concise, and understandable. In her
      October 25, 2018 address at the ICI Securities Law Developments Conference, Division of
      Investment Management Director Dalia Blass shared several observations designed to assist issuers in writing clear and concise disclosure that is useful to investors. With respect to risk disclosures, she observed that issuers are in the best position to identify which risks are most important to investors, and cautioned against documents "in which length trumps clarity and the story is buried." Director Blass identified generic risk disclosures as another area for improvement. The Summary's "Risk Considerations" starts on page 13 and end on page 38.
      Similar information is then presented under "Risks" between pages 52 and
76. The length
      and complexity of your risk disclosures may distract investors from essential information, including information related to fees, investment strategies and types, and risks. Please review your disclosure and revise as appropriate, consistent with the sound disclosure principles set forth in the General Instructions.

   7. On page five you indicate that you may use your own Net Asset Value as the underlying asset in a total return swap. Please explain to us how the swap will be structured and how your use of this instrument is consistent with your obligations under the 1940 Act. In particular, please explain how you will comply with Section 18 of the 1940 Act.

Summary of Fund Expenses, page 40

   8. It is our understanding that you are selling your shares in an underwritten offering. Please remove the sentence "[i]f the Fund issues fewer Common Shares ..." or explain why it is appropriate, given the nature of your offering.
 Patrick W. Galley
RiverNorth Opportunistic Municipal Income Fund II
April 18, 2019
Page 3


   9. The prospectus states that you may engage in short sales. Please confirm whether you intend to engage in short sales and, if so, please include an estimate of dividends and interest expense on short sales in the fee table.

Use of Leverage, page 49

   10. We note the disclosure on page 50 that "the liquidity provider or holders of the TOB
       Floaters would bear the losses ... and there would be no recourse to the Fund's assets
       (unless the Fund held a recourse TOB residual.)" You further state that if you invest in a recourse TOB residual you would typically be required to pay the liquidity provider the difference between the purchase price of any TOB Floaters put to the liquidity provider and any proceeds realized from remarketing the TOB Floaters or the sale of the TOB Issuer's assets. Please tell us how you structure and manage recourse TOB residual investments to ensure compliance with Section 18 of the Investment Company Act.

   11. On page 51 you indicate the Fund hires service providers to assist with establishing, structuring and sponsoring a TOB issuer. Please tell us whether the adviser or any of its affiliates receives any direct or indirect compensation related to establishing, structuring, sponsoring, or providing on-going services to the TOB issuer. Based on your responses, we may have additional questions.

Investment Advisory and Subadvisory Agreements, page 79

   12. If accurate, please revise the description of the fees paid to the subadviser to clarify that the subadviser's fees are based on the Managed Assets allocated to it.

Description of the Common Shares, page 83

   13. Please remove the reference to Maryland General Corporation Law from the first paragraph under Description of the Common Shares on page 83.

Certain Provisions of the Fund's Charter and Bylaws and of Maryland Law, page
84

   14. We note your statement that the summary discussion in this section "does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General
       Corporation Law ..." Please revise this disclosure to avoid the implication that your disclosure is incomplete and confirm you have discussed all relevant legal provisions material to shareholders.

   15. We note the disclosure that your Charter and Bylaws indemnify your officers and directors against certain liabilities. The disclosure indicates the Bylaws do so to the fullest extent permitted by Maryland law and the 1940 Act. Similar disclosure for the Charter only refers to the fullest extent permitted by Maryland law. Please explain or revise.
 Patrick W. Galley
RiverNorth Opportunistic Municipal Income Fund II
April 18, 2019
Page 4


Additional Information, page 102

   16. We note the disclosure on page 102 that "[a]ny statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document [filed] as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference." (emphasis added) Please remove the underlined statement or explain why you believe the statement is consistent with General Instruction F to Form N-2 relating to incorporation by reference.

Statement of Additional Information

Investment Restrictions, page 1

   17. Immediately following your investment restrictions you present several paragraphs explaining how the restrictions will be applied. The first paragraph indicates that it relates to fundamental restriction (1), but the paragraph appears to focus on your concentration-related policies. Please review and revise as necessary.

   18. We note the fund's name refers to "municipal income" and that you provide an 80% policy to invest, directly or indirectly, in municipal bonds the interest on which is generally excludable from gross income for regular U.S. federal income tax purposes. This policy is not listed among your other fundamental restrictions. We believe Rule 35d-1(a)(4) applies and that your 80% policy should be listed as fundamental. Please revise or advise as appropriate.

Compensation of Portfolio Managers, page 20

   19. Item 21.2 to Form N-2 requires you to describe the structure of, and methods used to determine, the compensation of each portfolio manager with specificity. We do not believe your disclosure is sufficiently specific. Please review the item requirements and revise as appropriate.


Part C   Other Information

   20. We note that you have not filed several required exhibits. Please note that we review, and frequently comment upon, these exhibits. Please plan accordingly. Patrick W. Galley
RiverNorth Opportunistic Municipal Income Fund II
April 18, 2019
Page 5

Signatures

      21. We note your registration statement was not signed by a majority of your board of directors as required by Section 6(a) of the Securities Act. Please ensure that all subsequent amendments are appropriately signed.

Closing

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

         We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

                                         * * * * *

        If you have any questions on accounting or financial statement related matters, please contact Ken Ellington at (202) 551-6909. If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.


                                                               Sincerely,

                                                               /s/

                                                               Jay Williamson
                                                               Senior Counsel




cc:      Chapman and Cutler LLP
              Walter L. Draney
              E. Roy Kim